XOS, INC.
3550 Tyburn Street, Unit 100
Los Angeles, California 90065

September 21, 2021

Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Xos, Inc. Registration Statement on Form S-1 File No. 333-259509

Ladies and Gentlemen:

Xos, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on September 23, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of David Peinsipp, Kristin VanderPas and Rachel Proffitt of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Peinsipp of Cooley LLP, counsel to the Registrant, at (415) 693-2177, or in his absence, Kristin VanderPas at (415) 693-2097 or Rachel Proffitt at (415) 693-2031 .

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Very truly yours,

XOS, INC.

By:	/s/ Dakota Semler
Name:	Dakota Semler
Title:	Chief Executive Officer

cc:	David Peinsipp, Cooley LLP Kristin VanderPas, Cooley LLP Rachel Proffitt, Cooley LLP